UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32319 / October 17, 2016

_____

In the Matter of	:
	:
ALTEGRIS KKR COMMITMENTS MASTER FUND	:
ALTEGRIS ADVISORS, L.L.C.	:
	:
1200 Prospect Street, Suite 400	:
La Jolla, CA 92037	:
	:
STEPSTONE GROUP LP	:
STEPSTONE GROUP REAL ASSETS LP	:
STEPSTONE GROUP REAL ESTATE LP	:
STEPSTONE AMP (GP), LLC	:
STEPSTONE ATLANTIC (GP), L.P.	:
STEPSTONE CAPITAL III (GP), LLC	:
STEPSTONE EUROPEAN FUND GP S.À R.L.	:
STEPSTONE FERRO (GP), LLC	:
STEPSTONE K OPPORTUNITIES (GP), LLC	:
STEPSTONE SECONDARIES II (GP), LLC	:
STEPSTONE SECONDARIES III (GP), S.À R.L.	:
STEPSTONE SECONDARIES III (GP), LLC	:
STEPSTONE UWF SECONDARIES (GP), L.P.	:
STEPSTONE KF (GP), LLC	:
STEPSTONE NPS SIERA (GP), LLC	:
STEPSTONE NPS PE (GP), LLC	:
STEPSTONE RIVAS (GP), LLC	:
STEPSTONE FSS (GP), LLC	:
STEPSTONE REP III (GP), LLC	:
CGR/PE, LLC	:
STEPSTONE AMP OPPORTUNITIES FUND, L.P.	:
STEPSTONE ATLANTIC FUND, L.P. — PRIVATE MARKETS	:
SERIES 1 2014	:
STEPSTONE CAPITAL PARTNERS III, L.P.	:
STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.	:
SCP III HOLDING SCS	:
STEPSTONE FERRO OPPORTUNITIES FUND, L.P.	:
STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.	:
STEPSTONE SECONDARY OPPORTUNITIES FUND II	:
OFFSHORE HOLDINGS, L.P.	:
STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.	:

STEPSTONE SECONDARY OPPORTUNITIES FUND III   :
 OFFSHORE HOLDINGS, SCSP   :
STEPSTONE SECONDARY OPPORTUNITIES FUND, III, L.P. :
STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. :
STEPSTONE KF INFRASTRUCTURE FUND, L.P.   :
STEPSTONE KF PRIVATE EQUITY FUND, L.P.   :
STEPSTONE NPS INFRASTRUCTURE FUND, L.P.   :
STEPSTONE NPS PRIVATE EQUITY FUND, L.P.   :
STEPSTONE RIVAS PRIVATE EQUITY FUND, L.P.   :
STEPSTONE FSS OPPORTUNITIES FUND, L.P.   :
LEXINGTON C/RE, LLC   :
STEPSTONE REAL ESTATE PARTNERS III, L.P.   :
                 :

885 Third Avenue, 17th Floor   :
New York, NY 10022   :
                 :
(812-14410)   :
                 :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Altegris KKR Commitments Master Fund, Altegris Advisors, L.L.C., StepStone Group LP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, StepStone AMP (GP), LLC, StepStone Atlantic (GP), L.P., StepStone Capital III (GP), LLC, StepStone European Fund GP S.à r.l., StepStone Ferro (GP), LLC, StepStone K Opportunities (GP), LLC, StepStone Secondaries II (GP), LLC, StepStone Secondaries III (GP), S.à r.l., StepStone Secondaries III (GP), LLC, StepStone UWF Secondaries (GP), L.P., StepStone KF (GP), LLC, StepStone NPS Siera (GP), LLC, StepStone NPS PE (GP), LLC, StepStone Rivas (GP), LLC, StepStone FSS (GP), LLC, StepStone REP III (GP), LLC, CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., SCP III Holding SCS, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings, SCSp, StepStone Secondary Opportunities Fund, III, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone KF Infrastructure Fund, L.P., StepStone KF Private Equity Fund, L.P., StepStone NPS Infrastructure Fund, L.P., StepStone NPS Private Equity Fund, L.P., StepStone Rivas Private Equity Fund, L.P., StepStone FSS Opportunities Fund, L.P., Lexington C/RE, LLC, and StepStone Real Estate Partners III, L.P. filed an application on December 31, 2014 and amendments to the application on May 21, 2015, August 6, 2015, October 6, 2015, April 29, 2016, July 6, 2016 and September 16, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the

Act and rule 17d-1 under the Act. The order permits certain business development companies and closed-end management investment companies ("Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On September 19, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32265). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, Altegris KKR Commitments Master Fund, et al. (File No. 812-14410) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary